DXI Calls AGM and Special Shareholders Meeting June 2, 2017
Proposes Financial Restructure to Attract ‘Transformational’ Opportunity
(all figures in Cdn $ unless otherwise indicated)

VANCOUVER, BRITISH COLUMBIA, April 24, 2017 - DXI Energy Inc. (TSX: DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, tomorrow mails shareholders details for its AGM and Special Shareholders Meeting to be held June 2, 2017, already posted on SEDAR.

After extensive deliberation, the independent members of the board of DXI have approved a series of initiatives to create incremental real value for stockholders. Subject to shareholder approval, these steps include:

1.	Restructuring equity and debt to provide annual interest savings of $390K per year:
a.	Insiders to equitize $1.3mm of secured debt.
b.	Insiders to amend long term obligations by extending the term to 5 years, convertible to shares at $0.077 per share, reshaping the corporate balance sheet to attract a transformational event.
c.	Insiders to cancel 14mm share purchase warrants currently outstanding.

2.	Raising $2.2mm in new equity at $0.06 per share:
a.	To eliminate the Company’s working capital deficiency,
b.	To support additional exploration at Woodrush, and
c.	To provide sufficient working capital to preserve existing assets and fund costs for a transformational event.

Upon completion, DXI will emerge well positioned to move forward free of the financial encumbrances that have limited its endeavours to expand and develop during the past thirty-month downturn in the commodity markets.

DXI’s current energy portfolio features two highly regarded North American producing assets. In the Piceance Basin, Colorado, more than US$40mm has been expended to initiate development of the 2,250 acre Kokopelli Project resulting in twelve producing wells, including a new 13000’ Mancos gas discovery and the infrastructure to handle many more. A recent U.S. Geological Survey report states that the Mancos shale in this Basin contains forty times more natural gas than previously estimated validating its rank as one of the top two largest containments of natural gas in the U.S. In NE British Columbia, the 14000+ acre Woodrush Project, hosts four oil wells and nine gas wells in production since 2009, includes over $13 million in Company-owned production facilities and pipelines

“As Chairman, the Company’s largest shareholder and its largest debtholder, I invite all stakeholders to support these strategic initiatives and participate with us to preserve and enhance our existing investments and create a productive transformational event,” states Robert L. Hodgkinson, CEO.

WEBSITES WHERE MEETING MATERIALS ARE POSTED: The meeting materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States). They may also be downloaded from the Company’s website at www.dxienergy.com/financial-reports.html.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Shareholders may request copies of the Information Circular at no cost by calling toll-free at 1-866-888-8230.

FORM 20-F FILING: The Company further announces that it has filed its annual Form 20-F Report (“Form 20-F”) for the year ended December 31, 2016 with the Securities Exchange Commission on April 21, 2017. The Form 20-F includes the Company's annual audited financial statements for the year ended December 31, 2016 as well as the related "Management's Discussion & Analysis" for the year then ended. Copies of the Form 20-F can be found on the Company's website at "www.dxienergy.com" and on EDGAR. Shareholders wishing to obtain a hard copy of the complete audited financial statements for the year ended December 31, 2016 free of charge can contact the Company via the email addresses on our website or by telephone at 604-638-5050.

ABOUT DXI ENERGY INC.:

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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CONTACT DXI ENERGY INC.:

Robert L. Hodgkinson	David Matheson	Craig Allison
Chairman & CEO	CFO	Investor Relations- New York
604-638-5055	604-638-5054	914-882-0960
investor@dxienergy.com	dmatheson@dxienergy.com	callison@dxienergy.com